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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49829

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Second Street Securities, Inc.

RECD S.E.C. APR 6 2004 613

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Bank Street, Suite 101
(No. and Street)

Summit	New Jersey	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard M. Visci 908 522-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price Waterhouse Coopers
(Name – *if individual, state last, first, middle name*)

333 Market Street	San Francisco	CA	07041
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C. APR 06 2004 535

PROCESSED
JUL 16 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/15

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Board of Directors and Shareholder of
Second Street Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of loss, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of Second Street Securities, Inc. (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2004

Second Street Securities, Inc.
Statement of Financial Condition
December 31, 2003

Assets	
Cash and cash equivalents	$ 8,041,324
Receivables from broker-dealers	1,080,660
Prepaid expenses and other assets	3,497,731
Equipment, net	75,026
Total assets	$12,694,741
Liabilities and Shareholder's Equity	
Liabilities	
Payable to Parent	$ 3,450,679
Accounts payable and accrued liabilities	1,890,247
Income taxes payable	298,792
Deferred tax liabilities	8,381
Total liabilities	5,648,099
Commitments and contingencies (Notes 4 and 7)	
Shareholder's equity	
Common stock, $0.50 par value; 1,000 shares authorized; issued and outstanding	500
Additional paid-in capital	5,149,547
Retained earnings	1,896,595
Total shareholder's equity	7,046,642
Total liabilities and shareholder's equity	$12,694,741

The accompanying notes are an integral part of these financial statements.